

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2018

Tyrone Johnson
Chief Executive Officer
Select Interior Concepts, Inc.
4900 East Hunter Avenue
Anaheim, California 92807

>   **Re: Select Interior Concepts, Inc.**
>   **Amendment No. 2 to Draft Registration Statement on Form S-1**
>   **Submitted June 18, 2018**
>   **CIK No. 0001723866**

Dear Mr. Johnson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary Historical and Pro Forma Consolidated Financial Information, page 16

Other Operating and Financial Information, page 17

1. We note your response to comment 5, however, we continue to note several references to "non-recurring" in note (3) on page 18 even though the costs being adjusted were incurred in several periods. As previously requested, please do not refer to such adjustments as "non-recurring".

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 67</u>

<u>Results of Operations, page 72</u>

2. Please quantify the impact that the one-time liquidation of aged products had on revenue and gross profit margin during the current interim period.

       You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale at (202) 551-3464 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction